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September 29, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Darden Restaurants, Inc.
Definitive Additional Soliciting Materials filed on Schedule 14A by Starboard, et al.
Filed September 9-25, 2014
File No. 1-13666

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 25, 2014 (the “Staff Letter”), with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

1.	We await a response to our letter dated September 16, 2014.

We acknowledge the Staff’s comment and hereby confirm that on September 25, 2014 we delivered Starboard’s response to the Staff’s comment letter, dated September 16, 2014.

2.
We remind you of our prior comments regarding the characterization of assertions as opinions versus facts.  In future filings, please consistently identify statements that are opinions as such, ensure that a reasonable basis for such statements exists, is evident and/or is provided to the staff supplementally.  For example, we note unqualified assertions that the company’s slate is “massively flawed...suboptimal...and ill-equipped” or unqualified assertions stating that your nominees are the “best director candidates with the best plan...” or “supremely qualified...”

We acknowledge the Staff’s comment and hereby confirm that we understand our obligations to identify statements that are opinions as such and to ensure that a reasonable basis for such statements exists.  Accordingly, we hereby advise on a supplemental basis that we strongly believe there is a reasonable basis and sufficient support for each of the statements identified above regarding Starboard’s slate of nominees and its plan, as well as Starboard’s statements regarding Darden’s slate of nominees.   In fact, the two leading independent proxy voting advisory firms, Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) not only recommended that Darden shareholders vote for all twelve of Starboard’s nominees for election to the Board at the Annual Meeting, but expressly recognized the superior qualifications and experiences of Starboard’s nominees in comparison to Darden’s nominees.   Please find below a non-exhaustive list of statements made by each of ISS and Glass Lewis in their respective reports.  In addition, please note that Glass Lewis took the time to individually highlight each of Starboard’s twelve nominees’ strong qualifications and demonstrate their direct relevance to Darden, which we believe speaks volumes about the strength of Starboard’s slate of nominees.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 29, 2014

On the Superiority of Starboard’s Slate of Nominees

ISS:

“As the dissidents have made a compelling case that a change in control is warranted, have provided a detailed strategic and operating plan to minimize the risk of unintended consequences, and nominated a compelling slate of candidates – and in particular because election of all twelve dissident nominees will also result in the dissidents expanding the board to add back two current incumbents, enabling a more thoughtful approach to board continuity – votes FOR each of the twelve dissident nominees are warranted.”

“Against that backdrop, the slate the dissidents have assembled is endowed with an embarrassment of riches—in experience on public company boards, in significant restaurant operating experience across a number of concepts (including the experience of developing the Olive Garden concept itself), in turnarounds within and beyond the restaurant sector, in franchised and non-franchised business models, in financial expertise, even in real estate.”

Glass Lewis:

“Ultimately, we believe that the need for change at Darden has been well established and that this contest boils down to determining which slate of directors is best-suited to oversee Darden through this transformational period.  In light of the Company's long term loss of shareholder value and the board's governance practices and irresponsiveness to shareholders, we believe Starboard has made a compelling case that election of all of its nominees is warranted. Our review of the individual qualifications, experience and track records of all candidates causes us to believe that the election of the Dissident slate is more likely to effect long-term improvements and provide greater board oversight. Overall, we believe the Dissident slate as a whole and the nominees individually are significantly better-suited for board service at Darden and are fully capable of overseeing efforts to address the issues that have plagued the Company and board in recent years through the implementation of its detailed comprehensive strategic plan.”

“Looking at the Dissident's slate of nominees, we see a collection of director candidates who possess a well-rounded variety of significant experiences which appear tailored to Darden's current needs. They include restaurant industry veterans who have achieved results as founders, CEOs, CFOs, executives and board members of Darden, Olive Garden, Brinker, T.G.I. Friday's, IHOP, Smith & Wollensky, Burger King, Romano's Macaroni Grill, Taco Bell, Pizza Hut, Cosi, Corner Bakery, Quality Meats, Maloney & Porcelli and Tim Horton's. Further, the Dissident's nominees have significant experience in operational turnarounds, supply-chain management, marketing, finance and real estate. Moreover, the Dissident's nominees include well-respected corporate governance experts, a number of individuals who have participated as directors in CEO search processes and shareholder representatives.”

September 29, 2014

 “On that basis, we generally find the Dissident's slate of nominees far more compelling. We believe the Dissident slate includes individuals with more impressive experience and track records, particularly with respect to successfully operating restaurant companies, and includes an appropriate mix of the expertise which is currently needed at Darden. At the same time, the Dissident recognizes the value of maintaining some continuity and states that it intends to retain the two incumbents it believes are most qualified to contribute to Darden at this juncture.”

“The Dissident's slate also includes nominees with broader operating, financial or corporate governance experience at various large public companies.”

On Darden’s Suboptimal Slate of Nominees (in addition to what is set forth above):

ISS:

“Given the significant underperformance relative to its closest peers; the apparent continuity of that trend despite two separate strategic plans, the divestiture of Red Lobster, and the exit of the CEO; and the incumbent board’s willingness to ignore a clear mandate from a majority of shareholders, instead selling the company’s largest operating business for net proceeds representing a fraction of that business’ annual EBITDA, there is little doubt that significant board change is warranted.”

“While [Darden’s new independent nominees] do not share responsibility with the incumbent nominees for the board’s actions, they were nonetheless selected by the same board which so demonstrably needs change.”

Glass Lewis:

“We note that incumbents Michael Rose and Maria Sastre have served on the Darden board for 19 and 16 years, respectively. Given that this year's annual meeting is primarily about the need to substantially overhaul Darden's leadership, we seriously doubt that two of the longest-tenured Darden directors are the best choice for shareholders at this time. We note that neither of these incumbents have direct restaurant operating experience but, rather general experience in the hospitality industry. While valuable experiences in their own right, we don't believe these directors remain best suited for Darden going forward.”

“Another incumbent nominee, Michael Barnes, serves on the compensation committee. As noted above and elsewhere in this Proxy Paper, we and the Dissident have lingering concerns regarding the Company's compensation practices, despite recent changes aimed at better aligning executive pay with performance and shareholders' interests. We further note that incumbents Mr. Rose and Ms. Sastre also serve on the compensation committee. Thus, we believe it's likely a better option for shareholders, in the context of this year's proxy contest when multiple well-qualified directors are standing for election on the Dissident card, to effectively dismiss these incumbent directors from the Darden board.”

“While the Company's other two new nominees have experience and expertise that might generally be associated with prerequisites for public company board service, we don't believe the Company has made a compelling case for why Darden shareholders should elect these new director candidates over Starboard's candidates. All things being equal, we don't believe Mr. Fox's experience represents the greatest fit for Darden at this time, as compared to the expertise embodied among the other director candidates.”

September 29, 2014

On Starboard’s Superior Turnaround Plan for Darden:

ISS:

“As the dissidents have made a compelling case that a change in control is warranted, have provided a detailed strategic and operating plan to minimize the risk of unintended consequences, and nominated a compelling slate of candidates – and in particular because election of all twelve dissident nominees will also result in the dissidents expanding the board to add back two current incumbents, enabling a more thoughtful approach to board continuity – votes FOR each of the twelve dissident nominees are warranted.”

Glass Lewis:

“In fact, we believe Starboard's presentation highlights a number of important issues at Darden, including deteriorating food quality, poor execution and implementation of policies (including Olive Garden's ever-popular unlimited breadsticks), cost controls, branding, advertising and other factors, which collectively contributed to Darden's underperformance during the past five years. We're confident that the Dissident and its nominees have a strong handle on the situation at Darden, drawing from their experiences as executives and directors at companies that have faced similar challenges.”

“More importantly, we believe Starboard has presented a plan filled with specific actions and operational initiatives, the successful implementation of which, under the proper oversight of a qualified and effective board, are likely to lead to substantially improved operational performance and enhanced shareholder value, in our view.”

In addition, we note that a leading sell-side research firm, Hedgeye Risk Management (“Hedgeye”), likewise recognizes the superiority of Starboard’s slate of nominees.  In its September 4th article titled “Darden’s Logical Fallacy” (available at https://medium.com/tales-from-the-table/dardens-logical-fallacy-48f4ebb4482),  Hedgeye stated the following:

“It’s come down to which group of independent directors shareholders want to oversee the company: Darden’s or Starboard’s? We believe Starboard’s slate is better qualified.”

“…Looking at Darden’s slate, you have long-tenured Darden directors who voted for the sale of Red Lobster, someone who ran a third-tier regional brand (O’Charley’s) into the ground the same way Otis destroyed Darden and someone running a drive-thru burger joint (Checkers) who previously served in a mid-level operations role at Burger King. Restaurant experience is important, but running a quick-service restaurant is much different than running a casual dining restaurant. We disagree with the notion that giving control to Starboard would be a destabilizing force. In fact, it’s exactly what the company needs at this point.”

3.	In future filings, please avoid implying or stating that the Board is deliberately misleading shareholders or has a “strategy... to misrepresent the truth...” Refer generally to Note b to Rule 14a-9.

We acknowledge the Staff’s comment and hereby confirm that we understand Rule 14a-9 of the Exchange Act and believe that we do have a solid “factual foundation” demonstrating that the Board is misleading shareholders.  In fact, we find the Board’s misleading statements highly concerning as we detailed in our two previous letters to the Commission, dated September 24, 2014 and September 18, 2014, and that such statements violate Rule 14a-9.  Accordingly, we hereby advise on a supplemental basis that we believe there is sufficient support and a reasonable basis to conclude that Darden has been deliberately misleading shareholders by presenting inaccurate information regarding Starboard and its nominees.

September 29, 2014

As we previously disclosed to the Commission, Darden has made blatantly false statements regarding the experiences of certain of Starboard’s nominees.  Darden falsely claimed, for example, that “[f]ive of Starboard's nominees have NO experience as senior executives of large public companies (Betsy Atkins, Peter Feld, James Fogarty, William Lenehan, and Jeff Smith)” and that “[f]our of Starboard's nominees have NO restaurant, retail, or real estate executive experience whatsoever (Betsy Atkins, Peter Feld, Jeff Smith, and Lionel Nowell)”(emphasis added).

Contrary to Darden’s allegations, Messrs. Fogarty and Lenehan do indeed have experience serving as senior executives of large public companies.  Mr. Lenehan was the Chief Executive Officer (“CEO”) of MI Developments Inc. (n/k/a Granite REIT), a publicly traded company with more than $1 billion in market capitalization at that time.  Mr. Fogarty served as CEO of Charming Shoppes, Inc.,  a publicly traded company with greater than $2 billion in revenue and $500 million in market capitalization and President and CEO of American Italian Pasta Company, a publicly traded company with several hundred million in market capitalization, during the times he served in such roles.  Further, Mr. Fogarty served as Chief Financial Officer of Warnaco Group, a publicly traded company with more than $1.5 billion in sales and $500 million in market capitalization during the time he served, Chief Operating Officer of Lehman Brothers Holdings, a public company with approximately $80 billion in total assets, subsequent to its bankruptcy filing, and Chief Financial Officer of Levi Strauss, a privately owned company with publicly traded debt, which had approximately $4 billion in sales and 9,000 employees, during the times he served in such roles.  In addition, we note that Mr. Nowell spent eight years as the Director of Finance at Pizza Hut, which at the time was a division of PepsiCo, Inc.

In addition, despite Darden’s repeated allegations, none of Starboard’s nominees have taken any “Loyalty Oath” to Starboard and have not pledged to implement a pre-set agenda as Board members, nor has Starboard asked that its nominees do so.  In fact, Darden’s alleged “loyalty oath” is an entirely fictional concept.  As discussed in more detail below, the current Board took an excerpt from Starboard’s proxy statement blatantly out of context, replacing certain words with new words in brackets (i.e. replacing “our” with “[Starboard’s]” in two places), and spun it to fabricate their misleading message in an effort to scare shareholders.  While Starboard’s nominees are indeed committed to executing a turnaround plan for Darden, Starboard’s proxy statement in no way, shape, or form stated, or suggested, that its nominees would indiscriminately implement a turnaround plan without first verifying the elements of the plan as directors from inside the boardroom.  As clearly set forth in Starboard’s presentation titled “Transforming Darden Restaurants” dated September 11, 2014, which was publicized prior to Darden’s statements above, Starboard specifically stated that if its nominees are elected they will “immediately begin working with Darden’s management and advisors to verify the opportunities discussed in this presentation.”  For Darden to so blatantly spin an excerpt from Starboard’s proxy statement in a manner to suggest that Starboard’s nominees would implement a turnaround plan before verifying any of its elements is highly false and misleading.

Further, the Company’s allegations that Starboard’s nominees are somehow blindly “devoted” or “pre-committed” to Starboard, or to Starboard’s pre-set agenda for Darden, are equally false and highly concerning.  We are particularly concerned with such statements because they imply that Starboard’s nominees will not fully discharge their fiduciary duties to act in the best interests of all shareholders.  Starboard’s nominees are independent-minded business leaders who have collectively served on over 70 public company boards and therefore clearly understand their fiduciary duties to shareholders.  As Starboard stated in its September 11th Presentation, Starboard’s nominees will “commit to fairly and objectively representing the best interests of all shareholders.”

September 29, 2014

More importantly, Glass Lewis recognized the misleading nature of Darden’s statements that Starboard’s nominees are pre-committed to implementing the turnaround plan, stating “the board's concerns here are overblown and do not represent a particularly strong deterrent to shareholders electing candidates who may be seemingly better qualified to oversee the turnaround initiatives at a restaurant company. Only two of the Dissident's nominees are Starboard employees, making the other 10 nominees more likely in our opinion to pursue actions they truly believe would enhance shareholder value, rather than blindly adhering to any sub-optimal elements of Starboard's plan.”

Additionally, what Darden has improperly and incorrectly labeled as “[Starboard’s] plan”, in fact, represents a collective team effort of Starboard as well as its nominees over many months.  Darden continues to misleadingly quote the excerpt below from Starboard’s proxy statement, while conveniently leaving out the very next sentence of the proxy statement, underlined below, which clearly indicates that the “plan” or “plans” being referred to are those of our nominees, not just Starboard.

“Each of our director nominees is committed to the implementation of our comprehensive turnaround plan for Darden. Therefore, in the event that our director nominees comprise a majority of the Board following the Annual Meeting, we expect that the Board will implement our comprehensive turnaround plan for Darden. While we have confidence that our director nominees’ plans for Darden will put the Company on the right path towards substantial shareholder value creation…” (emphasis added).

The transformation plan is a result of a collective team effort and does not represent any one person's agenda for Darden.  The Company’s continuous references to “Starboard’s plan” are therefore false and highly misleading, particularly given the material negative impact such false and misleading allegations can have on a shareholder’s voting decision at the Annual Meeting.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

cc:           Jeffrey C. Smith